Jeffrey Baumel Jeffrey.baumel@dentons.com D +1 973 912 7189	Dentons US LLP 1221 Avenue of the Americas New York, NY 10020-1089 United States dentons.com

September 9, 2025

Privileged and Confidential

VIA EDGAR

Kate Beukenkamp

Donald Field

Ta Tanisha Meadows

Adam Phippen

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, DC 20549

Re:	Nomadar Corp.
Amendment No. 4 to Registration Statement on Form S-1
Filed August 25, 2025
File No. 333-284716

Dear Ms. Beukenkamp and Mr. Field:

By your letter dated September 5, 2025 (the “SEC Letter”), the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) provided comments to Amendment No. 4 (the “Amendment No. 4”) to the Registration Statement on Form S-1 (the “Registration Statement”), filed with the Staff on August 25, 2025, by our client, Nomadar Corp. (the “Company”). This letter sets forth the Company’s response with respect to the comments contained in the SEC Letter.

Concurrently herewith, we are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”) via the EDGAR system. The changes made to the Registration Statement reflect the responses of the Company to the Staff’s comments as set forth in the SEC Letter regarding Amendment No. 4.

The Company has asked us to convey the following as its responses to the Staff.

Amendment No. 4 to the Registration Statement on Form S-1

Prospectus Summary

Company Overview, page 1

1.	We note your response to prior comment 2 and reissue in part. Specifically, it remains unclear whether the terms of Framework Agreement are still being negotiated. We note your statement that the company “anticipates” certain services to be provided by Cadiz CF shall by paid by Nomadar, and that the company “intends” the services from Cadiz CF to be provided at costs that are no less fair than those provided by third parties under the same circumstances. Please state plainly the status of any negotiations involving the payment structure and provide any necessary detail. We note that you previously disclosed that the payments terms would be set forth in “subsequent annexes” to the agreement, but that disclosure has since been deleted.

Response: The Company respectfully advises the Staff that it has revised Amendment No. 5 to clarify that the Framework Agreement became effective at execution, that any payment terms for specific services will be agreed upon and disclosed, as applicable, pursuant to annexes, when such annexes are executed. We confirm that no such negotiations are currently ongoing. Please see pages 1, 27, 39, 41, 43 and 69 of the Registration Statement.

September 9, 2025 Page 2	dentons.com

Notes to Unaudited Condensed Financial Statements

Note 4. Related Party Transactions, page F-27

2.	You disclose that the Participative Loan had an outstanding balance of $7.9 million on the assignment date. Please reconcile this to the $8.5 million amount disclosed on page F-18. In addition, it appears you recorded a loan receivable of $8,711,035 on the assignment date. Please tell us if this loan receivable represents the amount owed to `you on the assignment date. If not, tell us why the amount recorded is appropriate.

Response: The Company respectfully advises the Staff that it has revised Amendment No. 5 to clarify that the participative loan has an estimated fair value at the time of assignment of $8.5 million. The additional information below sets forth (i) reconciliation between the $7.9 million and $8.5 million, (ii) clarification of the $8,711,035 loan receivable, and (iii) a summary of the relevant amounts. Please see page F-18 of the Registration Statement.

1.	Reconciliation Between $7.9 Million and $8.5 Million

The €6.8 million face value of the Participative Loan translated to approximately $7.9 million USD based on the exchange rate in effect on the assignment date of June 12, 2025. This represents the contractual principal amount of the loan.

The $8.5 million disclosed on page F-18 of the Company’s audited financial statements as of December 31, 2024, reflects an initial estimate of the fair value of the Participative Loan determined in connection with the assessment of a subsequent event. That fair value was based on preliminary valuation inputs of the consideration transferred at the time and was disclosed in the footnotes to the financial statements in accordance with ASC 855.

2.	Clarification of $8,711,035 Loan Receivable

The Company completed its formal assessment of the fair value of the Participative Loan in connection with the preparation of its interim financial statements as of June 30, 2025. Based on this updated analysis, the Company recorded the loan receivable at its final fair value of $8,711,035 on the assignment date.

3.	Summary of Relevant Amounts

Amount	Description
€6.8 million	Nominal face value of the Participative Loan (denominated in Euros)
~$7.9 million	USD equivalent of loan principal on assignment date (contractual balance)
$8.5 million	Preliminary fair value disclosed as a subsequent event in audited financials.
$8,711,035	Final fair value recorded in the June 30, 2025 financial information.

The differences among these amounts are the result of timing, valuation refinement, translation of the loan from Euros to U.S. Dollars, and not inconsistencies in the underlying transaction.

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at 973-912-7189 or Jeffrey.baumel@dentons.com or Grant Levine at 212-768-5384 or grant.levine@dentons.com, respectively.

Very truly yours,

/s/ Jeffrey Baumel
Jeffrey Baumel